EXHIBIT 99.1

POET Enters Optical Module Market with 800G Transceiver for Artificial Intelligence Networks

TORONTO and SAN DIEGO, March 26, 2024 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center, telecommunication and AI markets, today announced its first entry into the optical module market for artificial intelligence and cloud data center markets with an 800G pluggable transceiver. The Wavelight™ is an 800G 2xFR4 OSFP module that incorporates the Company’s POET Optical Interposer™ technology and related optical engine products.

Wavelight is the Company’s first POET-branded module and its initial entry into the pluggable optical module market, representing a key milestone in its commercialization roadmap. POET debuts in the module market at the leading edge of module designs at a speed and performance that is highly sought after by AI network operators such as Google, Meta, Nvidia and AWS. The Company will showcase Wavelight modules at the OFC 2024 conference in San Diego from March 26-28 (Booth #5001) and customer sampling will begin in Q3 2024.

“The move to offer modules to end-users was a strategic imperative for the Company and the next logical step in our development of the POET Optical Interposer and the Optical Interposer-based leading-edge optical engines that we have produced over the past two years,” noted Dr. Suresh Venkatesan, the Company’s Chairman & CEO. “We are now able to showcase our technology to major end-users during a period of high demand for 800G transceivers, driven primarily by AI, and we are confident that it will lead to direct sales by POET to customers.” Dr. Venkatesan added, “This is the most significant commercial milestone that our Company has reached since its founding.”

Wavelight has 8 lanes of electrical input and output channels operating at 106.25Gbps per channel. It consists of two 400G silicon photonics transmitters and one integrated 800G receiver, operating on four ITU-defined CWDM wavelengths. The transceiver is designed for use in 800 gigabit ethernet links for up to 2km of reach over single mode fiber. According to LightCounting, the market for 800G 2xFR4 transceivers in 2024 is $750 million and is forecasted to grow to $1.7 billion by 2027, with more than half of the demand driven by AI networks. The POET transceiver architecture delivers a solution that is cost optimized and highly scalable.

The Wavelight product line is complementary to POET’s optical engine sales. POET is committed to continue its optical engine sales both directly and through its joint venture, Super Photonics Xiamen (SPX), and serve pluggable transceiver customers for 100Gbps to 800Gbps speeds.

For a video of Senior VP of Product Management & North America GM Raju Kankipati discussing Wavelight and other products being showcased at OFC 2024, visit POET’s YouTube channel here:
https://youtu.be/M8FEUYtWGiE

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient, passive integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, Pa., Shenzhen, China and Singapore.
More information may be obtained at www.poet-technologies.com.

Media Contact: Adrian Brijbassi adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s announced products and those of its customers.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions, which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success of the Company’s announced products, the timing of completion of its development efforts, the successful implementation of its optical engines and light source products, the success of its customer’s products, the capabilities of its operations, including its joint venture, to correctly gauge market needs and to produce products in the required amounts and on a timely basis. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its newly announced module products to meet performance requirements, the failure to manufacture modules on a timely basis or at all, the failure of its 800G modules, its optical engines or light source products to attract the attention of customers and end-users, the failure of its products or its customer’s products to achieve market penetration, operational risks including the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. 120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075

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